SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 21, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
- Investor Relations Release -

CIBA Vision, the eye care unit of Novartis, announces settlement  of patent litigation with CooperVision, Inc.

•                  Companies to cross-license rights to contact lens innovations

Duluth, Georgia, November 21, 2007  — CIBA Vision, the eye care unit of Novartis, has reached a final global patent litigation settlement agreement with CooperVision, Inc. (NYSE: COO) that resolves all current patent infringement lawsuits between the two companies.

CIBA Vision has licensed its so called “Nicolson” patents to CooperVision. This will enable both companies to move forward in bringing forth new and improved innovations to meet the needs of eye care professionals and consumers. The Nicolson patents cover high-oxygen-transmissible contact lenses, including CIBA Vision’s O2OPTIX™, AIR OPTIX™ and NIGHT & DAY® silicone hydrogel contact lenses.

In exchange, CooperVision will pay CIBA Vision a royalty on US net sales of its Biofinity® contact lenses until 2014 and on net sales outside of the US until 2016. CIBA Vision also has licensed two patent families from CooperVision related to contact lens designs.  Further terms of the agreement are confidential.

This follows a settlement of patent litigation, also involving the Nicolson patents, between CIBA Vision and Bausch & Lomb, reached in 2004, when CIBA Vision and Bausch & Lomb cross-licensed rights to their silicone hydrogel contact lens technologies.  As part of the agreement, Bausch & Lomb agreed to pay CIBA Vision a royalty on net US sales of its PureVision™ brand contact lenses until 2014 and on net sales outside the US until 2016.

About CIBA Vision

With worldwide headquarters near Atlanta, CIBA Vision is a global leader in research, development and manufacturing of optical products and services, including contact lenses and lens care products. CIBA Vision products are available in more than 70 countries.  For more information, visit the CIBA Vision web site at www.cibavision.com.

CIBA Vision is the eye care unit of Novartis, a world leader in offering medicines to protect health, cure disease and improve well-being. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Disclaimer

The foregoing release contains forward-looking statements which can be identified by the use of terminology such as “will”, or similar expressions, or by express or implied discussions regarding the development of potential future products, or potential future revenue from royalties or from such potential future products. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that will be successful in developing any such potential future products or in bringing them to market, or that CIBA Vision will earn any particular levels of revenue from royalties or from such potential future products. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected difficulties in developing new products; competition in general; uncertainties as to sales by Cooper Vision of its products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #

Novartis Media Relations

John Gilardi	Amanda Cancel
Novartis Global Media Relations	CIBA Vision Communications
+41 61 324 3018 (direct)	+1 678-415-3224 (direct)
+41 79 596 1408 (mobile)	+1 678-462-7134
john.gilardi@novartis.com	amanda.cancel@cibavision.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold	Ronen Tamir	+1 212 830 2433
Katharina Ambuehl	Jill Pozarek	+1 212 830 2445
Pierre-Michel Bringer	Edwin Valeriano	+1 212 830 2456
Jason Hannon
Thomas Hungerbuehler
Richard Jarvis
Isabella Zinck

Central phone no: +41 61 324 7944
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 21, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting